March 12, 2010

Ms. Lynda L. Pitts
Chairman and Chief Executive Officer
Regan Holding Corp.
2090 Marina Avenue
Petaluma, California 94954

Re: **Regan Holding Corp.**
Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008
File No. 000-19704

Dear Ms. Pitts:

We have reviewed your March 4, 2010 response to our February 23, 2010 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Statement of Operations, page 23

1. Please refer to prior comments one and two. We acknowledge the analysis provided in your responses. However, we continue to have difficulty in understanding your basis for concluding that the transferred assets are presumptively beyond the reach of a bankruptcy trustee or other receiver for Regan and that your immediate income recognition for the $6.5 million proceeds received from the sale of the Class B interests in 2008 is appropriate. Please provide us with additional analysis supporting your conclusion that you have met all of the conditions in paragraph 9 of SFAS 140. Also, address the applicability of paragraphs 27-28 and 80-84 to your accounting for the transfer of asset trail commissions to Legacy TM and the subsequent sale of the Class B interests. Further, ensure that this analysis describes your basis for concluding that this transaction would be deemed a "true sale at law" in a bankruptcy proceeding, despite Legacy Marketing's initial 33 1/3% interest in the trail commission revenue from policies supporting the Class B interest, Regan's continuing Class A ownership interest in Legacy TM and the Pittses continuing ownership interests in Legacy TM and Regan. In order to facilitate our evaluation of your response, please also provide the following information:

- Explanation of the procedures that will ensure the integrity of the cash flow allocations between the Legacy TM Class A and Class B interests, particularly those procedures that ensure the effective isolation of trail commissions to be received on policies placed in force after March 26, 2008 from the Class B partnership and related pledges made by the Pitts.

- Explanation of your statement, "if the asset (trail commissions) does not perform, the risk is entirely on Legacy TM." This statement appears to indicate that Regan will bear a portion of the trail commission underperformance risk through its Class A beneficial interest that includes 100% of the trail commission revenue on policies placed in effect after March 26, 2008.

- Explanation of the factors that you considered in concluding that the Bank of Marin would have no recourse to Regan through its Class A interest in Legacy TM and the Pittses ownership interest in Regan in the event that the trail commissions are inadequate to repay the loan.

2. Please disclose in Note 5 to your financial statements - Notes and Other Borrowings:

- That the funds received from Legacy TM in connection with the sale of asset trail commissions of $6.5 million were provided by a loan to Legacy TM from the Bank of Marin, guaranteed by the Pittses;

- The terms of Legacy TM's loan from the Bank of Marin; and

- The business purpose underlying your transfer to Legacy TM of policies placed in effect after March 26, 2008 for a Class A beneficial interest in Legacy TM, whereby you receive 100% of trail commission for these policies.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant